

January 28, 2025

Tarek Tabsh
Chief Executive Officer
Relativity Acquisition Corp.
3753 Howard Hughes Pkwy Suite 200
Las Vegas, NV 89169

Re: Relativity Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed January 17, 2025
     File No. 001-41283

Dear Tarek Tabsh:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William B. Barnett, Esq.